15049559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chicago Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 6025
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Gerbel (312) 374-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

111South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECKONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/14

KW 3/17

AFFIRMATION

I, Steven Gerbel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and schedules pertaining to Chicago Capital Management, L.P., as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Steven Gerbel
Managing Member of the General Partner
Chicago Capital Management, L.P.

2/25/15
Date

OFFICIAL SEAL
MORGAN MCGRATH
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Dec 8, 2018

Notary Public

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH, D.C. 201 SECTION

Chicago Capital Management, L.P.

(SEC I.D. No. 8-50671)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2014 and Report of Independent Registered Public Accounting Firm

This report contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Partners' Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements including Schedule of Investments
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Filed Separately)
( )	(n)	A Report Describing the Partnership's Exemption of SEC Rule 15c3-3 and Report of Independent Registered Accounting Firm Thereon (Filed Separately)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
Chicago Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Chicago Capital Management, L.P. (the "Partnership") as of December 31, 2014, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Chicago Capital Management, L.P. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental schedules are the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2015

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$	1,271,149
Receivables:		
Clearing broker		110,861
Dividends (net of withholding tax payable of $540)		63,678
Securities owned - at fair value, pledged as collateral (Cost $127,622,257)		133,497,964
Other assets		35,924
Total Assets	$	134,979,576
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased - at fair value (Proceeds $48,262,006)	$	52,725,627
Payables:		
Clearing broker		39,790,951
Interest		1,937
Dividends		27,177
Limited Partners' withdrawals		3,133,920
Accounts payable and accrued liabilities		97,672
Total Liabilities		95,777,284
Partners' Capital	$	39,202,292
Total Liabilities and Partners' Capital	$	134,979,576

See notes to financial statements.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Investment Income	
Dividends (net of withholding tax of $5,591)	$ 802,609
Expenses	
Interest	1,175,806
Dividends on securities sold short	1,286,607
Fees and licenses	163,538
Professional fees	306,775
Other operating expenses	5,004
Total expenses	2,937,730
Net investment loss	(2,135,121)
Realized and unrealized gain (loss) from securities	
Net realized gain from securities	3,775,966
Net decrease in unrealized depreciation on securities	(153,201)
Net realized and unrealized gain from securities	3,622,765
Net increase in Partners' Capital resulting from operations	$ 1,487,644

See notes to financial statements.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net increase in Partners' Capital resulting from operations	$ 1,487,644
Adjustments to reconcile net increase in Partners' Capital resulting from operations to net cash provided by operating activities:	
Net realized gain from securities	(3,775,966)
Net change in unrealized depreciation on securities	153,201
Purchases of securities	(409,900,334)
Proceeds from the disposition of securities	210,198,433
Proceeds from the sale of securities sold short	166,161,987
Changes in assets and liabilities:	
Dividends receivable	(35,264)
Other assets	15,015
Receivable/payable clearing broker	43,084,908
Dividends payable	(104,248)
Interest payable	668
Accounts payable and accrued liabilities	36,069
Net cash provided by operating activities	7,322,113
Cash flows from financing activities:	
Partners' contributions	414,596
Partners' withdrawals	(6,801,437)
Net cash used in financing activities	(6,386,841)
Net increase in cash and cash equivalents	935,272
Cash and cash equivalents - beginning of year	335,877
Cash and cash equivalents - end of year	$ 1,271,149
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ 290,686
Supplemental disclosures of non-cash financing activities	
Limited Partners' withdrawals	$ 2,698,338

See notes to financial statements.

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2014

	General Partner	Limited Partners	Total
Partners' Capital -			
January 1, 2014	$ 212,792	$ 46,587,035	$ 46,799,827
Partners' contributions	-	414,596	414,596
Partners' withdrawals	(327,377)	(9,172,398)	(9,499,775)
Net increase in Partners' Capital resulting from operations	293,407	1,194,237	1,487,644
Partners' Capital -			
December 31, 2014	$ 178,822	$ 39,023,470	$ 39,202,292

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Chicago Capital Management, L.P. (the "Partnership"), an Illinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange, Incorporated. The Partnership engages in proprietary trading within an investment objective to achieve superior risk adjusted returns. The general partner of the Partnership is Brown Trout Management, LLC (the "General Partner"), an Illinois limited liability company.

The Partnership consists of several limited partners, one of which is the Chicago Capital Master Fund, Ltd. (the "Master Fund"), which owned approximately 37.15% of the Partnership. The Master Fund is a Cayman Islands Exempted Company which serves as an investment vehicle into the Partnership for Chicago Capital Management, LLC and Chicago Capital Offshore Fund, Ltd. (collectively the "Funds"). The General Partner serves as the investment manager to the Funds.

The Partnership follows the accounting and reporting guidance in FASB Accounting Standards Codification 946 (*Financial Services – Investment Companies*).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the period presented. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of securities owned and securities sold, not yet purchased.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 4 – *Fair Value Measurement.*

Cash and Cash Equivalents — Cash consists primarily of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. Investment income and realized and unrealized gains and losses are reported on the statement of operations. Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on the sales of securities are determined on the identified cost basis. Dividends and interest income are accrued when earned.

Receivable from and Payable to Clearing Broker — Receivables from and payables to clearing broker primarily include margin borrowings collateralized by securities owned as well as net

receivables/payables arising from unsettled trades. Due to the short term nature, the amounts recognized approximate fair value.

Income Taxes — The Partnership recognizes tax benefits only if it is more likely than not that a tax position (including the Partnership's assertion that its income is exempt from tax) will be sustained upon examination. The Partnership had no material uncertain tax positions and has not recorded a liability for unrecognized tax benefits as of December 31, 2014. Also, the Partnership had recognized no interest and penalties related to uncertain tax benefits in 2014. Tax years that remain open to examination in major tax jurisdictions include the tax years ended December 31, 2010 through December 31, 2014.

The Partnership is a limited partnership organized under the laws of Illinois. The Partnership is considered a flow-through entity for U.S. tax purposes and is not subject to entity level federal income tax. The Partnership is considered an investment partnership for Illinois tax purposes and is not subject to the Illinois Replacement Tax. The Partnership files returns in other states due to the tax residency of its partners, but the Partnership is not subject to tax in any of those states.

3. PARTNERS' EQUITY

Subject to certain limitations as outlined in the Partnership's Confidential Private Placement Memorandum, the Partnership offers interests for subscription on the first day of each calendar month and at additional times as the General Partner, in its sole discretion, may permit. Accepted subscribers are admitted as limited partners (the "Limited Partners"). The General Partner may decline to accept a subscription by any person for any reason, in its sole discretion.

Subject to certain restrictions, a Limited Partner may, upon at least 30 days' prior written notice, or at such other times and upon such conditions as the General Partner, in its sole discretion, shall determine, withdraw, in whole or in part, its interest as of the first day of a calendar month. The General Partner, in its sole discretion, may refuse to permit a partial withdrawal if the amount of the partial withdrawal is less than $250,000 or if, following such withdrawal, the withdrawing Limited Partner would own an interest with a net asset value of less than $250,000. Under certain circumstances, the Partnership may suspend withdrawals entirely or delay payment until such time as such circumstances no longer exist. Limited Partners will not be permitted to withdraw their interests unless they have held such interests for more than one year.

Limited Partners will not participate in the management or operations of the Partnership and have limited voting rights.

4. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Partnership may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market

assumptions are not readily available, the Partnership's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Securities Owned — Securities owned consists of exchange-traded equity securities such as common stock, master limited partnership units ("MLP units"), and equity warrants. Exchange-traded equity securities are generally valued based on unadjusted quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. For equity securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

Securities Sold, Not Yet Purchased— Securities sold, not yet purchased consists of common stock and MLP units. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

A summary of the inputs used to value the Partnership's securities owned and securities sold, not yet purchased as of December 31, 2014 is as follows:

Valuation Inputs	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities Owned:				
Common Stock	$ 121,821,795	$ 9,336,928	$ -	$ 131,158,723
MLP Units	2,339,126	-	-	2,339,126
Equity Warrant	-	115	-	115
Total	$ 124,160,921	$ 9,337,043	$ -	$ 133,497,964
Securites Sold, Not Yet Purchased:				
Common Stock	$ 51,603,128	$ -	$ -	$ 51,603,128
MLP Units	1,122,499	-	-	1,122,499
Total	$ 52,725,627	$ -	$ -	$ 52,725,627

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2014, other than securities sold, not yet purchased. During the year ended December 31, 2014, the transfer of securities between level 1 and level 2, in the amount of $9,336,928, occurred as a result of mergers and acquisitions of securities within the semiconductor and institutional financial services industries. In such instances, quoted market prices were adjusted to reflect the fair value of securities involved in mergers and acquisitions. During the year ended December 31, 2014, no other transfers occurred.

The following table categorizes the aggregate cost/proceeds and fair value of the Partnership's investments by type:

	Cost	**Fair Value**	**Percentage of Partners' Capital**
By type - Securities Owned			
Common Stock	$ 125,531,015	$ 131,158,723	334.57%
MLP Units	2,083,578	2,339,126	5.97%
Equity Warrant	7,664	115	0.00%
Total	$ 127,622,257	$ 133,497,964	340.54%

By type - Securities Sold, Not Yet Purchased	**Proceeds**	**Fair Value**	**Percentage of Partners' Capital**
Common Stock	$ 47,250,411	$ 51,603,128	131.64%
MLP Units	1,011,595	1,122,499	2.86%
Total	$ 48,262,006	$ 52,725,627	134.50%

The following table categorizes the aggregate fair value of the Partnership's investments by industry:

	Fair Value	Percentage of Partners' Capital
By industry - Securities Owned		
Banking	$ 29,274,300	74.67%
Insurance	14,307,000	36.50%
Chemicals	13,955,500	35.60%
Health Care Facilities and Services	12,910,746	32.93%
Semiconductors	9,281,295	23.68%
Real Estate	8,939,289	22.80%
Oil, Gas & Coal	8,614,301	21.97%
Medical Equipment & Devices	8,226,099	20.98%
Biotech & Pharma	7,603,518	19.40%
Media Content	7,597,438	19.38%
Technology Services	6,220,000	15.87%
Automotive	4,885,375	12.46%
Retail-Consumer Staples	1,562,635	3.99%
Institutional Financial Services	89,853	0.23%
Hardware	20,410	0.05%
Specialty Finance	10,205	0.03%
Total	$ 133,497,964	340.54%
By industry - Securities Sold, Not Yet Purchased		
Banking	$ 21,755,361	55.50%
Semiconductors	9,282,153	23.68%
Real Estate	4,267,348	10.89%
Health Care Facilities and Services	3,361,392	8.57%
Telecom	3,212,145	8.19%
Insurance	2,927,593	7.47%
Chemicals	2,599,179	6.63%
Oil, Gas & Coal	2,000,107	5.10%
Medical Equipment & Devices	1,869,196	4.77%
Biotech & Pharma	1,201,014	3.06%
Media Content	250,139	0.64%
Total	$ 52,725,627	134.50%

As of December 31, 2014, the following positions exceed five percent of Partners' Capital:

	Shares	Fair Value
Securities Owned		
Common Stock		
Triquint Semiconductor Inc.	332,769	$ 9,247,075
Bank Of Kentucky Financial Co.	170,500	8,230,035
CareFusion Corp.	125,000	7,417,500
DIRECTV	85,000	7,369,500
Platinum Underwriters Holdings Ltd.	100,000	7,342,000
Rockwood Holdings Inc.	90,000	7,092,000
Protective Life Corp.	100,000	6,965,000
Sigma-Aldrich Corporation	50,000	6,863,500
Gentiva Health Services Inc.	353,765	6,739,223
Heritage Financial Group Inc.	259,355	6,717,295
Glimcher Realty Trust	458,100	6,294,294
Sapient Corp.	250,000	6,220,000
Covance Inc.	59,433	6,171,523
Dresser-Rand Group Inc.	75,000	6,135,000
Cubist Pharmaceuticals Inc.	60,000	6,039,000
TRW Automotive Holdings Corp.	47,500	4,885,375
Susquehanna Bancshares Inc.	350,000	4,700,500
Peoples Fed Bancshares Inc.	176,375	3,975,493
Intervest Bancshares Corp.	300,000	3,015,000
Aviv REIT Inc.	76,711	2,644,995
Total	3,519,508	$ 124,064,308
Securities Owned, Not Yet Purchased		
Common Stock		
BB&T Corporation	261,185	$ 10,157,485
RF Micro Devices Inc.	557,388	9,247,067
Renasant Corp.	240,359	6,953,586
AT&T Inc.	95,628	3,212,145
RenaissanceRe Holdings Ltd.	29,448	2,862,935
Omega Healthcare Investors Inc.	69,064	2,698,330
Albemarle Corp.	43,226	2,599,179
Independent Bank Corp Mass.	58,276	2,494,796
Total	1,354,574	$ 40,225,523

The entire aggregate cost and fair value of securities owned of $127,622,257 and $133,497,964, respectively, were issued in the United States. The entire aggregate proceeds and fair value of securities sold, not yet purchased of $48,262,006 and $52,725,627, respectively, were issued in the United States. Securities issued in the United States, but domiciled in foreign countries are categorized by their aggregate fair value in the following table:

	Fair Value	Percentage of Partners' Capital
By type - Securities Owned		
United States	$ 125,388,864	319.85%
Bermuda	7,342,000	18.73%
Ireland	767,100	1.96%
Total	$ 133,497,964	340.54%
By type - Securities Sold, Not Yet Purchased		
United States	$ 49,862,692	127.20%
Bermuda	2,862,935	7.30%
Total	$ 52,725,627	134.50%

5. CLEARING AGREEMENT

The Partnership has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to full customer margin requirements of Regulation T. Outstanding margin as of December 31, 2014 is collateralized by securities owned and bears interest equal to the Fed Funds rate plus a surcharge that is dependent on the classification of the underlying securities. As of December 31, 2014, liquid securities bear interest equal to the Fed Funds rate, or .57%. As of December 31, 2014, investment grade convertible securities bear interest equal to the Fed Funds rate plus .50%, or 1.07%.

Interest expense on margin payable totaled $290,686 for the year ended December 31, 2014 and is recorded within interest expense in the statement of operations. The agreement requires that the Partnership maintain a minimum net equity of $1 million with GSEC.

6. RELATED-PARTY TRANSACTIONS

The partnership agreement provides the General Partner shall solely conduct and manage the business of the Partnership. The General Partner is entitled to one or more fees depending on the class of interests held by the limited partner and the amount invested by such limited partner.

The Partnership pays the General Partner a quarterly management fee equal to a percentage of net assets and/or special performance allocation with respect to the cumulative trading profit in each limited partners' capital account at the end of each quarter, as indicated by respective class below.

	Special Allocation	Management Fee (per annum)
Class A	40%	0%
Class B	30%	0%
Class C*	20%	1%
Class D**	0%	0%
Class E	20%	0%

*Class C is only available to limited partners with at least $3 million invested in the Partnership and has never been funded since its inception.
**Class D available only to Chicago Capital Master Fund, Ltd.

The Partnership did not pay the General Partner any management fee during the year ended December 31, 2014. Special allocations were made during the year ended December 31, 2014 in the amount of $293,407.

In addition, to the extent that the Partnership does not generate a cumulative trading profit at the end of a quarter, the Partnership shall reimburse the General Partner for any operating expenses incurred by the General Partner during such calendar quarter. No such reimbursements were required during the year ended December 31, 2014.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISKS

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts ("credit risk") and from changes in the values of the underlying financial instruments ("market risk"). The Partnership is subject to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The Partnership is subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Partnership's financial condition, results of its operations or cash flows.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a

broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $100,000.

At December 31, 2014, the Partnership had net capital of $11,142,796 which was $10,925,416 in excess of its required net capital of $217,380. The Partnership's ratio of aggregate indebtedness to net capital was 0.29 to 1.00.

Capital withdrawals are anticipated to be made by the partners within the first six months of 2015, subject to applicable regulatory limitations.

10. FINANCIAL HIGHLIGHTS

Total return is calculated for all Partners (excluding the General Partner) taken as a whole and utilizes geometrically-linked returns based on cash flows that consider the timing of capital transactions. An individual partner's return may vary from the returns presented below based on the timing of capital transactions.

Ratio to average Partners' Capital:	**Class A**	**Class B**	**Class D**	**Class E**
Expenses other than performance allocation	-6.62%	-6.62%	-6.62%	-6.62%
Net investment loss	-4.81%	-4.81%	-4.81%	-4.81%

Total return:	**Class A**	**Class B**	**Class D**	**Class E**
Total return before performance allocation	3.54%	3.54%	3.54%	3.54%
Performance allocation	-1.43%	-1.07%	0.00%	-0.71%
Total return after performance allocation	2.12%	2.47%	3.54%	2.83%

11. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2014 to assess the need for potential recognition or disclosure in these financial statements. Such events were evaluated through the date the financial statements were issued. The Partnership received $1,034,895 in partner contributions subsequent to December 31, 2014.

* * * * * *

SUPPLEMENTAL SCHEDULES

CHICAGO CAPITAL MANAGEMENT, L.P.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014 **Schedule g**

PARTNERS' CAPITAL	$ 39,202,292
NONALLOWABLE ASSETS:	
Receivables	63,678
Other assets	35,924
Total nonallowable assets	99,602
HAIRCUTS ON SECURITIES POSITIONS	27,959,894
Net capital	$ 11,142,796
AGGREGATE INDEBTEDNESS:	
Payables	$ 3,133,920
Accounts payable and accrued liabilities	126,786
TOTAL AGGREGATE INDEBTEDNESS	$ 3,260,706
MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 217,380
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 10,925,416
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.29 to 1.00

NOTE: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part II, Form X-17 A-5, as of December 31, 2014, and filed on January 21, 2015.

CHICAGO CAPITAL MANAGEMENT, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014 — Schedule h

CREDIT BALANCES:	
Total credits	$ -
DEBIT BALANCES:	
Total debits	-
RESERVE COMPUTATION:	
Excess of total credits over total debits	$ -
Required deposit	$ -
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT AT DECEMBER 31, 2014	$ -

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part II, Form X-17A-5, as of December 31, 2014, and filed on January 21, 2015.

CHICAGO CAPITAL MANAGEMENT, L.P.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014 **Schedule i**

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)

A.	Market Value	$ -
B.	Number of items	-

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

A.	Market Value	$ -
B.	Number of items	-

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part II, Form X-17A-5, as of December 31, 2014, and filed on January 21, 2015.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
Chicago Capital Management, L.P.
Chicago, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which Chicago Capital Management, L.P. (the "Partnership") identified the Partnership may file an Exemption Report because the Partnership had no obligations under 17 C.F.R. § 240.15c3-3 and (2) the Partnership had no obligations under 17 C.F.R. § 240.15c3-3 for the period from June 1, 2014 to December 31, 2014 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, because the Partnership had no obligations under 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2015

CHICAGO
CAPITAL
MANAGEMENT

Chicago Capital Management, LP
311 S. Wacker Dr. | Suite 6025
Chicago, IL 60606

Chicago Capital Management, L.P.'s Exemption Report

Chicago Capital Management, L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership may file an Exemption Report because the Partnership had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Partnership had no obligations under 17 C.F.R. § 240.15c3-3 for the period from June 1, 2014 to December 31, 2014 without exception.

By: [signature]
Steven Gerbel
Managing Member of the General Partner

Date: 2/25/15

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the General Partner of
Chicago Capital Management, L.P.
311 South Wacker Drive
Suite 6025
Chicago, IL 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Chicago Capital Management, L.P. (the "Partnership") and the Securities and Exchange Commission, Chicago Stock Exchange, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified party listed above and is not intended to be and should not be used by anyone other than the specified party.

Deloitte & Touche LLP

February 25, 2015